Exhibit 20



Press Release


The Great Atlantic & Pacific Tea Company, Inc.

MONTVALE, N.J.--(Business Wire)--June 19, 2002
The Great Atlantic & Pacific Tea Company, Inc. (A&P, NYSE: GAP) announced that it currently expects to complete its review of the accounting issues identified in the Company's May 24, 2002 announcement and file its annual report with the Securities and Exchange Commission no later than July 3, 2002.

The Company also said that it has the ability to borrow up to $50 million under its credit facility until July 29, 2002, based on waivers it has received from its lenders. Management believes this amount will be sufficient to satisfy its working capital needs pending completion of the Company's review. As of June 19, 2002, the Company had no amounts outstanding under its credit facility.

This release contains forward-looking statements about the future performance of the Company, which are based on Management's assumptions and beliefs in light of the information contained herein. The Company assumes no obligation to update this information. These forward-looking statements are subject to uncertainties and other factors that cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company's principal markets; the Company's relationships with its employees and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the Company's cost of capital and the ability of the Company to access capital; supply or quality control problems with the Company's vendors; and changes in economic conditions which affect the buying patterns of the Company's customers.